[MLAI Letterhead]

March 19, 2010

VIA EDGAR

Ms. Jennifer Gowetski,
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           ML BlueTrend FuturesAccess LLC Form 10

Dear Ms. Gowetski:

In connection with your letter of January 8, 2010 and the registration statement noted above, ML BlueTrend FuturesAccess LLC (the “Registrant”) acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ML BlueTrend FuturesAccess LLC

By:	Merrill Lynch Alternative Investments LLC
Its:	Manager

By:	/s/ Barbra Kocsis
Name: Barbra Kocsis
Title: Chief Financial Officer